UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release,

is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐        No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 20 December 2013

NOVOGEN LIMITED (NASDAQ: NVGN)

MARKET RELEASE

20 December 2013

Novogen Announces Establishment of Global Collaboration to Drive The Development of Drugs to Treat Brain Cancer

20 December 2013, Sydney, Australia: Novogen Limited, an oncology drug development company, announced today the signing of a Sponsored Research Agreement with Cornell University. The Weill Cornell Medical College (WCMC) in New York will become the cornerstone of a collaboration across Europe, US, Asia and Australia involving universities and biotechnology companies seeking a treatment capable of delivering long-term remission for the main form of primary brain cancer, glioblastoma multiforme (GBM).

The research program is focused on the super-benzopyran drug, Trilexium (Trx).

The brain cancer program parallels that of the Company’s efforts in the area of ovarian cancer through its joint venture, CanTx Inc, with Yale University.

CanTx has identified a Trilexium derivative (Trx-1) as having equipotent killing ability of both ovarian cancer stem cells and ovarian cancer somatic cells, raising the prospect for the first time of being able with the one agent to kill the full hierarchy of cells within an ovarian cancer. The CanTx strategy is to bring Trx-1 into the clinic in the near-term as a generic treatment for late-stage ovarian cancer, but then to use the Trx pharmacophore to create a panel of drugs capable of killing ovarian cancer cells with specific genotypes, a further unique feature of this technology platform.

The brain cancer program has the same R&D and commercial objectives. The near-term goal is to bring Trilexium into the clinic as a generic treatment for GBM that has failed to respond to Temozolomide, the only drug approved for GBM. The longer-term goal is to identify a panel of drugs capable of providing a personalized approach to GBM chemotherapy.

The program is based on the high potency of Trilexium against GBM cells, with both GBM stem cells and somatic cells being killed at equivalent dosages.

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077

P: +61 (0) 2 9476 0344 - F: +61 (0) 2 9476 0388

www.novogen.com

Progression of GBM following radiotherapy and chemotherapy is believed to result from the regrowth of cancer stem cells that are chemo-resistant. Recurrent tumor cells, like their parent GBM stem cells, are highly drug-resistant and with increased aggression, accounting for the poor prognosis associated with GBM.

Dr David Brown, Novogen Group CSO, said, “The collaborative effort to date has focused on bringing Trilexium into the clinic for the treatment of GBM, and that goal will continue with the aim of bringing that agent into the clinic in early 2015.”

“The expansion of the collaboration to include Cornell takes the program to the next level, which is to achieve personalized chemotherapy for patients with GBM. The objective is to identify a panel of Trx analogs that target individual GBM mutations within the genotype spectrum that characterises GBM malignancies. That data then will inform our clinical objective which is to match the best drug candidate to an individual tumor genotype.”

“WCMC has particular skills in identifying the genotype of explants from fresh biopsies of GBM tumors. We will be utilizing this ability to screen Trilexium analogs for activity against a wide range of individual tumors,” Dr Brown added.

About Glioblastoma

Glioblastoma multiforme is the most common and aggressive form of primary brain tumor. Worldwide, in developed countries, an estimated 3.5 cases per 100,000 people are diagnosed per year. Glioblastoma is one of the cancers most resistant to treatments and is associated with extremely poor prognosis. Despite therapeutic intervention (surgery/radiation/chemotherapy), glioblastoma remains a devastating disease with a median 2-year survival rate in the range of 10–25%.

About Novogen

Novogen Ltd is a public, Australian biotechnology company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Company is based in Sydney, Australia, and with a US office in New Haven, Connecticut. The Company has two main drug technology platforms known as super-benzopyrans (SBP) and anti-tropomyosins (ATM). SBP drugs target cancer stem cells and are being developed for the treatment of ovarian cancer and glioblastoma. ATM drugs target the cancer cell cytoskeleton and are being developed for the treatment of melanoma, prostate cancer and neuroblastoma. Novogen has entered into a joint venture with Yale University known as CanTx Inc with the aim of developing personalized chemotherapy for patients with ovarian cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

Tel: 61 2 9476 0344

Fax: 61 2 9476 0388

Mobile: (61) 0429 854 390

16-20 Edgeworth David Ave, Hornsby, NSW, 2077, AUSTRALIA

PO Box 2333 Hornsby Westfield, NSW, 1635, AUSTRALIA

Email: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077

P: +61 (0) 2 9476 0344 - F: +61 (0) 2 9476 0388

www.novogen.com